                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            CROWN ENERGY CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.02 PAR VALUE
                         (Title of Class of Securities)

                                    228341301
                                 (CUSIP Number)

                                  Julia Murray
                            General Counsel - Finance
                      Enron Capital & Trade Resources Corp.
                                1400 Smith Street
                                Houston, TX 77002
                                 (713) 853-6161
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 23, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
                                       13D

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   SUNDANCE ASSETS, L. P.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) [ ]
                                                                    (B) [X]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   00
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

     NUMBER OF                 0
      SHARES         -----------------------------------------------------------
    BENEFICIALLY     8         SHARED VOTING POWER
     OWNED BY
       EACH                    4,285,000*
     REPORTING       -----------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH                    0
                     -----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               4,285,000*
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   4,285,000*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   N/A
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   33.8%**
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   PN
--------------------------------------------------------------------------------
* REPRESENTS SHARES OF COMMON STOCK INITIALLY ISSUABLE UPON CONVERSION OF THE $10 SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK OF CROWN ENERGY CORP., DESCRIBED HEREIN.
** BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF CROWN ENERGY CORP.,FOR THE
   QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 17, 1998.

                                    SCHEDULE
                                       13D

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ENRON CAPITAL & TRADE RESOURCES CORP.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (A) [ ]
                                                                    (B) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E) [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   DELAWARE
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

     NUMBER OF                 0
      SHARES         -----------------------------------------------------------
    BENEFICIALLY     8         SHARED VOTING POWER
     OWNED BY
       EACH                    4,285,000*
     REPORTING       -----------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH                    0
                     -----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               4,285,000*
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,285,000*
--------------------------------------------------------------------------------

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   N/A
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   33.8%**
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

   CO
--------------------------------------------------------------------------------
* REPRESENTS SHARES OF COMMON STOCK INITIALLY ISSUABLE UPON CONVERSION OF THE $10 SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK OF CROWN ENERGY CORP., DESCRIBED HEREIN.
** BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF CROWN ENERGY CORP.,FOR THE
   QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 17, 1998.

                                    SCHEDULE
                                       13D


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ENRON CORP.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   WC
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Oregon
--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

     NUMBER OF                 0
      SHARES         -----------------------------------------------------------
    BENEFICIALLY     8         SHARED VOTING POWER
     OWNED BY
       EACH                    4,285,000*
     REPORTING       -----------------------------------------------------------
      PERSON         9         SOLE DISPOSITIVE POWER
       WITH                    0
                     -----------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                               4,285,000*
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   4,285,000*
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   N/A
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   33.8% **
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON
   CO
--------------------------------------------------------------------------------
* REPRESENTS SHARES OF COMMON STOCK INITIALLY ISSUABLE UPON CONVERSION OF THE $10 SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK OF CROWN ENERGY CORP., DESCRIBED HEREIN.
** BASED ON INFORMATION CONTAINED IN THE FORM 10-Q OF CROWN ENERGY CORP.,FOR THE
   QUARTER ENDED SEPTEMBER 30, 1998 AS OF NOVEMBER 17, 1998.

                            STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Crown Energy Corporation, a Utah corporation (the "Issuer"), is true,complete and accurate to the best knowledge and belief of the Reporting Entities (as defined herein).

Items 2, 4, 5 and 7 of the joint Schedule 13D of Enron Corp. and Enron Capital & Trade Resources Corp., dated October 10, 1997 as amended by Schedule 13D/A dated November 12, 1997 are amended by the addition of the following:

ITEM 2.  IDENTITY AND BACKGROUND, ITEM 4.  PURPOSE OF TRANSACTION and
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Effective as of December 23, 1998, the shares of the Issuer's $10 Series A Cumulative Convertible Preferred Stock (the "Preferred Stock") held by Enron Capital & Trade Resources Corp. ("ECT"), were contributed to the capital of Sundance Assets, L.P., a Delaware limited partnership ("Sundance"), as part of an internal reorganization of the merchant asset portfolio of Enron Corp. ("Enron"), and its subsidiaries and affiliates. The general partner of Sundance is Ponderosa Assets, L.P., a Delaware limited partnership ("Ponderosa"), which is wholly-owned by Enron and certain of its subsidiaries. The general partner of Ponderosa is Enron Ponderosa Management Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Enron ("EPMH"). Ponderosa, as the general partner of Sundance, and EPMH, as the general partner of Ponderosa, may each be deemed to be controlling persons of Sundance.

         This Schedule 13D/A amendment is being filed by (i) Sundance (as its initial filing of Schedule 13D) whose principal business is the ownership and management of a diversified portfolio of energy related investments, (ii) ECT and (iii) Enron. Sundance, ECT and Enron are referred to herein as the "Reporting Entities."

         The address of the principal business office of Sundance, Ponderosa and EPMH is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of EPMH. Schedules II and III, respectively, hereto set forth current information regarding the executive officers and directors of ECT and Enron, respectively. The filing of this statement on Schedule 13D shall not be construed as an admission that EPMH or any person listed on Schedules I, II or III hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         None of the Reporting Entities, nor to their knowledge, Ponderosa or EPMH or any person listed on Schedules I, II or III hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

         The Preferred Stock was acquired by Sundance as a contribution to its capital upon formation. The Preferred Stock is being held by Sundance for investment purposes. The Preferred Stock is convertible into shares of Common Stock, $0.02 par value per share (the "Common Stock") of the Issuer, on the basis of 8.57 shares of Common Stock for each share of Preferred Stock. Sundance intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Sundance, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         None of the Reporting Entities directly owns any Common Stock. ECT is no longer the record holder of any shares of Preferred Stock. However, Sundance holds shares of Preferred Stock previously held in the name of ECT which are presently convertible into 4,285,000 shares of Common Stock, subject to adjustment as set forth in the Certificate of the Voting Powers, Designations, Preferences and Relative, Participating, Optional or Other Special Rights, and Qualifications Limitations and Restrictions Thereof with respect to the Preferred Stock. If such shares of Preferred Stock were converted into Common Stock, the shares of Common Stock issuable upon conversion of such Preferred Stock would represent approximately 33.8% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of November 17, 1998, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998). Enron and ECT may also be deemed to beneficially own the shares of Preferred Stock held by Sundance and thus may be deemed to continue to share beneficial ownership of 4,285,000 shares of Common Stock or 33.8% of that would be outstanding upon the conversion of the Preferred Stock (based on the number of shares outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the Quarter ended September 30, 1998). Enron disclaims beneficial ownership of any shares of Preferred Stock.

         ECT, Ponderosa, EPMH and Enron may be deemed to share voting and dispositive power over the Preferred Stock (and the shares of Common Stock issuable upon conversion thereof) held by Sundance.

         Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge, Ponderosa, or EPMH or any of the persons named in Schedules I, II or III hereto, has effected any transactions in the Common Stock during the preceding sixty days.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 6        Joint Filing Agreement.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  January 4, 1999                 SUNDANCE ASSETS, L.P.

                                          By:  Ponderosa Assets, L.P.,
                                               its general partner

                                          By:  Enron Ponderosa Management
                                               Holdings, Inc.
                                               its general partner

                                          By: \S\ PEGGY B. MENCHACA
                                              ----------------------------------
                                          Name:  Peggy B. Menchaca
                                          Title: Vice President and Secretary


Date:  January 4, 1999                 ENRON CAPITAL & TRADE RESOURCES CORP.

                                          By: \S\ PEGGY B. MENCHACA
                                              ----------------------------------
                                          Name:  Peggy B. Menchaca
                                          Title: Vice President and Secretary


Date:  January 4, 1999                 ENRON CORP.

                                          By: \S\ PEGGY B. MENCHACA
                                              ----------------------------------
                                          Name:  Peggy B. Menchaca
                                          Title: Vice President and Secretary

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                    ENRON PONDEROSA MANAGEMENT HOLDINGS, INC.


NAME AND BUSINESS ADDRESS        CITIZENSHIP         POSITION AND OCCUPATION

1400 Smith Street
Houston, TX 77002

James V. Derrick, Jr.               U.S.A.            Director

Mark A. Frevert                     U.S.A.            Director

Kenneth D. Rice                     U.S.A.            Director and Chairman,
                                                      Chief Executive Officer
                                                      and Managing Director

Gene E. Humphrey                    U.S.A.            President and Managing
                                                      Director

Richard B. Buy                      U.S.A.            Managing Director

Andrew S. Fastow                    U.S.A.            Managing Director

Mark E. Haedicke                    U.S.A.            Managing Director and
                                                      General Counsel

Jeffrey McMahon                     U.S.A.            Managing Director,
                                                      Finance and Treasurer

Jeremy M. Blachman                  U.S.A.            Vice President

William W. Brown                    U.S.A.            Vice President

Robert J. Hermann                   U.S.A.            Vice President and
                                                      General Tax Counsel

Michael J. Kopper                   U.S.A.            Vice President

Peggy B. Menchaca                   U.S.A.            Vice President and
                                                      Secretary

Jordan H. Mintz                     U.S.A.            Vice President, Tax and
                                                      Tax  Counsel

Kristina M. Mordaunt                U.S.A.            Vice President and
                                                      Assistant General Counsel


                                 Page I-1 of 13

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                      ENRON CAPITAL & TRADE RESOURCES CORP.


NAME AND BUSINESS ADDRESS        CITIZENSHIP        POSITION AND OCCUPATION

1400 Smith Street
Houston, TX 77002

Mark A. Frevert                     U.S.A.          Director; President--ECT
                                                    Europe and Managing Director

Mark E. Haedicke                    U.S.A.          Director; Managing Director
                                                    and General Counsel

Kevin P. Hannon                     U.S.A.          Director; President and
                                                    Chief Operating Officer

Kenneth D. Rice                     U.S.A.          Director; Chairman of the
                                                    Board, Chief Executive
                                                    Officer and Managing
                                                    Director; Chairman and Chief
                                                    Executive Officer--ECT
                                                    North America

Gene E. Humphrey                    U.S.A.          Vice Chairman

Amanda K. Martin                    U.S.A.          President--Energy and
                                                    Finance Services

Robert J. Hermann                   U.S.A.          Vice President and
                                                    General Tax Counsel


                                 Page II-1 of 13

                                  SCHEDULE III

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.


NAME AND BUSINESS ADDRESS          CITIZENSHIP        POSITION AND OCCUPATION


Robert A. Belfer                      U.S.A.          Director; Chairman,
767 Fifth Avenue, 46th Fl.                            President and Chief
New York, NY 10153                                    Executive Officer,
                                                      Belco Oil & Gas Corp.

Norman P. Blake, Jr.                  U.S.A.          Director;  Chairman,
USF&G Corporation                                     United States Fidelity and
6225 Smith Ave. LA0300                                Guaranty Company
Baltimore, MD 21209

Ronnie C. Chan                        U.S.A.          Director; Chairman of Hang
Hang Lung Development                                 Lung Development Group
  Company Limited
28/F, Standard Chartered
  Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                        U.S.A.          Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Joe H. Foy                            U.S.A.          Director; Retired Senior
404 Highridge Dr.                                     Partner, Bracewell &
Kerrville, TX 78028                                   Patterson, L.L.P.

Wendy L. Gramm                        U.S.A.          Director; Former Chairman,
P. O. Box 39134                                       U.S. Commodity Futures
Washington, D.C. 20016                                Trading Commission

Ken L. Harrison                       U.S.A.          Director; Vice Chairman of
121 S. W. Salmon Street                               Enron Corp. and Chairman
Portland, OR 97204                                    and Chief Executive
                                                      Officer of Portland
                                                      General Electric Company


                                Page III-1 of 13

Robert K. Jaedicke                    U.S.A.     Director; Professor (Emeritus),
Graduate School of Business                      Graduate School of Business
Stanford University                              Stanford University
Stanford, CA 94305

Charles A. LeMaistre                  U.S.A.     Director; President (Emeritus),
13104 Travis View Loop                           University of Texas M. D.
Austin, TX 78732                                 Anderson Cancer Center

Jerome J. Meyer                       U.S.A.     Director; Chairman and Chief
26600 S. W. Parkway                              Executive Officer, Tektronix,
Building 63; P. O. Box 1000                      Inc.
Wilsonville, OR 97070-1000

John A. Urquhart                      U.S.A.     Director; Senior Advisor to the
John A. Urquhart Assoc.                          Chairman of Enron Corp.;
111 Beach Road                                   President, John A. Urquhart
Fairfield, CT 06430                              Associates

John Wakeham                           U.K.      Director; Former U.K. Secretary
Pingleston House                                 of State for Energy and Leader
Old Alresford                                    of the Houses of Commons and
Hampshire S024 9TB                               Lords
United Kingdom

Charls E. Walker                      U.S.A.     Director; Chairman, Walker &
Walker & Walker, LLC                             Walker, LLC
10220 River Road, Ste. 105
Potomac, Maryland 20854

Herbert S. Winokur, Jr.               U.S.A.     Director; President, Winokur &
Winokur & Associates, Inc.                       Associates, Inc.
30 East Elm Ct.
Greenwich, CT 06830



Each of the following person's
business address is:
1400 Smith Street
Houston, TX  77002

Kenneth L. Lay                        U.S.A.     Director; Chairman and Chief
                                                 Executive Officer


                                Page III-2 of 13

J. Clifford Baxter                 U.S.A.    Senior Vice President, Corporate
                                             Development

Richard B. Buy                     U.S.A.    Senior Vice President and Chief
                                             Risk Officer

Richard A. Causey                  U.S.A.    Senior Vice President, Chief
                                             Accounting, Information and
                                             Administrative Officer

James V. Derrick, Jr.              U.S.A.    Senior Vice President and
                                             General Counsel

Andrew S. Fastow                   U.S.A.    Senior Vice President and Chief
                                             Financial Officer

Mark A. Frevert                    U.S.A.    President and Chief Executive
                                             Officer, Enron Europe, Ltd.

Stanley C. Horton                  U.S.A.    Chairman and Chief Executive
                                             Officer, Enron Gas Pipeline Group

Rebecca P. Mark                    U.S.A.    Vice Chairman; Chairman, Enron
                                             International, Inc.

Lou L. Pai                         U.S.A.    Chairman, President and Chief
                                             Executive Officer, Enron Energy
                                             Services, Inc.

Kenneth D. Rice                    U.S.A.    Chairman and Chief Executive
                                             Officer, Enron Capital & Trade
                                             Resources Corp. - North America

Jeffrey K. Skilling                U.S.A.    Director; President and Chief
                                             Operating Officer, Enron Corp.

Joseph W. Sutton                   U.S.A.    President and Chief Executive
                                             Officer, Enron International, Inc.


                                Page III-3 of 13

                                                                      Exhibit 6


                             JOINT FILING AGREEMENT

         The undersigned each agree that (i) the Statement on Schedule 13D relating to the Common Stock, $0.02 par value, of Crown Energy Corporation, is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and
(iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, apply to each of them. This agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on
Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

     EXECUTED as of January 4, 1999.

                                         SUNDANCE ASSETS, L.P.

                                         By: Ponderosa Assets, L.P.
                                             its general partner

                                         By: Enron Ponderosa Management
                                             Holdings, Inc.
                                             its general partner

                                             By: \S\ PEGGY B. MENCHACA
                                                 ------------------------------

                                             Name:  Peggy B. Menchaca
                                             Title: Vice President and Secretary

                                         ENRON CAPITAL & TRADE RESOURCES CORP.

                                         By: \S\ PEGGY B. MENCHACA
                                             ----------------------------------
                                         Name:  Peggy B. Menchaca
                                         Title: Vice President and Secretary


                                         ENRON CORP.

                                         By: \S\ PEGGY B. MENCHACA
                                             ----------------------------------
                                         Name:    Peggy B. Menchaca
                                         Title:   Vice President and Secretary


                                 Page 6-1 of 13